Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: 202.383.0262 F: 202.637.3593 OwenPinkerton@eversheds-sutherland.us

April 14, 2023

Via EDGAR

Bonnie Baynes

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	United States Commodity Index Funds Trust

Form 10-K for the year ended December 31, 2022

Filed February 27, 2023

File No. 001-34833

Dear Ms. Baynes:

On behalf of United States Commodity Index Funds Trust (the “Trust”), set forth below is the Trust’s response to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission) in that certain letter dated April 10, 2023, relating to the above Form 10-K (the “Form 10-K”). The Staff’s comment is set forth below in italics, followed by the Trust’s response.

Form 10-K for the year ended December 31, 2022

Item 9A. Controls and Procedures, page 132

1.	We note you provide the required separate disclosures by each of the Trust and each active series in your financial statements, audit reports, disclosure controls and procedures, and internal control over financial reporting. In addition, you should also include a statement that the CEO/CFO certifications are applicable to each of the series as well as the Trust. Please represent to us that you will revise future periodic filings to comply.

Response:  The Trust acknowledges the Staff’s comment and represents that the Trust will revise future periodic filings accordingly, beginning with the Form 10-Q for the quarter ended March 31, 2023 to include the following disclosure.

“Certifications

The certifications by the Principal Executive Officer and Principal Financial Officer of the Trust required by Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002, which are filed or furnished as exhibits to this Quarterly Report on Form 10-Q, apply both to the Trust taken as a whole and each Trust Series, and the Principal Executive Officer and Principal Financial Officer of the Trust are certifying both as to the Trust taken as a whole and each Trust Series.”

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: 202.383.0262 F: 202.637.3593 OwenPinkerton@eversheds-sutherland.us

If you have any questions about the foregoing, please do not hesitate to contact me at (202) 383-0262 or Ray Ramirez at (202) 383-0868.

Sincerely,

/s/ Owen J. Pinkerton

Owen J. Pinkerton, a partner

cc:	Raymond A. Ramirez, Esq.
Daphne G. Frydman, Esq.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.